SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP reports results for six months ended 30 June 2006
                                ---------------------------------------

For Immediate Release
Contact:       Aaron Uhde                       Michael Perman
Phone:         +1 404 479 2956                  +44 (0) 207 065 3942


          AMVESCAP REPORTS RESULTS FOR SIX MONTHS ENDED JUNE 30, 2006

London, July 27, 2006 - AMVESCAP reported that profit before tax for the six months ended June 30, 2006 amounted to $355.9 million (six months ended
June 30, 2005: $222.4 million). Operating profit for the six months ended June 30, 2006, amounted to $378.4 million (six months ended June 30, 2005:
$263.1 million). Diluted earnings per share was $0.28 for the six months ended June 30, 2006 (six months ended June 30, 2005: $0.18). (NYSE: AVZ).

"AMVESCAP continues to make good progress in our efforts to become a premier global investment management organization for our clients and shareholders," said AMVESCAP President and CEO Martin L. Flanagan. "Positive net fund flows and more efficient operation of our global organization have produced higher operating margins for the first half of 2006. The upcoming addition of PowerShares's distinctive line of ETFs and this week's announcement of our acquisition of WL Ross & Co. LLC, a recognized leader in financial restructuring, will further deepen AMVESCAP's global capabilities and broaden the investment skills we make available for our clients."



                                     Results for Six Months Ended                      Results for Three Months Ended

                                     June 30,             June 30,             June 30,           March 31,          June 30,
                                       2006                 2005                 2006               2006               2005
                                 -----------------     ----------------     ---------------     --------------     --------------
                                                       ----------------     ---------------     --------------     --------------
Net revenues(a)                       $1,172.2m             $1,085.6m              $588.1m             $584.1m            $547.8m
Operating expenses                      $793.8m               $822.5m              $396.4m             $397.5m            $413.9m
Operating profit                        $378.4m               $263.1m              $191.7m             $186.6m            $133.9m
Net operating margin(b)                   32.3%                 24.2%                32.6%               31.9%              24.4%
Profit before tax                       $355.9m               $222.4m              $184.2m             $171.7m            $111.6m
Earnings per share:
   --basic                                $0.29                 $0.18                $0.15               $0.14              $0.09
   --diluted                              $0.28                 $0.18                $0.15               $0.13              $0.09


(a) Net revenues represent total revenues less third-party distribution, service and advisory fees.
(b) Net operating margin is equal to operating profit divided by net revenues.

Earnings Summary

Net revenues for the six months ended June 30, 2006, were $1,172.2 million (six months ended June 30, 2005: $1,085.6 million). Net revenues for six months ended June 30, 2006, included the recognition of institutional performance fees of $45.8 million (six months ended June 30, 2005: $14.7 million). Operating expenses totaled $793.8 million for the six months ended June 30, 2006 (six months ended June 30, 2005: $822.5 million). The net operating margin for the six months ended June 30, 2006, was 32.3% (six months ended June 30, 2005:
24.2%).

Net revenues for the three months ended June 30, 2006, were $588.1 million (three months ended March 31, 2006: $584.1 million). Net revenues for the three months ended June 30, 2006, included the recognition of institutional performance fees of $12.6 million (three months ended March 31, 2006: $33.2 million). Operating expenses totaled $396.4 million for the three months ended June 30, 2006 (three months ended March 31, 2006: $397.5 million). The net operating margin for the three months ended June 30, 2006, was 32.6% (three months ended March 31, 2006: 31.9%).

Net debt (total debt of $1,287.0 million, less cash and cash equivalents of $477.0 million, which excludes client cash of $10.2 million) as of June 30, 2006 was $810.0 million compared to $861.1 million as of March 31, 2006, and $733.6 million as of December 31, 2005. Client cash for the six months ended June 30, 2006, decreased $256.0 million since December 31, 2005. The decrease in client cash, which contributed to the movement in our operating cashflows, was primarily due to one depository account sponsored by our banking subsidiary being replaced by an unaffiliated investment fund.

Dividend

The Board has declared an interim dividend of $0.077 per share (2005: 4.0p or $0.074 per share). The ex-dividend date for the dividend will be September 6, 2006. The interim dividend will be paid on October 11, 2006, to shareholders on the register on September 8, 2006, the record date, which will also be the date upon which the foreign exchange rate will be established for payment to shareholders who receive their dividends in sterling.

Assets Under Management

Assets under management (AUM) at June 30, 2006, were $413.8 billion (March 31, 2006: $410.9 billion). Average assets under management during the second quarter of 2006 were $414.6 billion, compared to $401.3 billion for the first quarter of 2006 and $373.1 billion for the second quarter of 2005.

Long-term net inflows for the six months ended June 30, 2006, were $3.8 billion, with inflows of $46.6 billion and outflows of $42.8 billion. Net inflows for the three months ended June 30, 2006 were $2.3 billion and net inflows for three months ended March 31, 2006 were $1.5 billion. In addition, money market assets continue to grow, with net inflows of $2.2 billion in the second quarter of 2006 and $7.4 billion in the first quarter of 2006. Further analysis of AUM is included in the supplemental schedules to this release.

Business Developments

During the second quarter, AMVESCAP continued to make progress in our efforts to work more effectively as a global organization. We have begun to align AMVESCAP's global operating platform by transforming the support structure of our organization around the world, with a goal of streamlining our operations and driving renewed efficiency. Internal measurement tools have been modified to help gauge effectiveness as we work to implement the strategic plans outlined as part of our year-end 2005 earnings presentation. Although some benefits of these efforts will be realized during 2006, the most significant benefits should become evident over the next few years.

In the meantime, the company continued to actively manage costs by focusing on spending and incremental efficiency improvements. AMVESCAP is on track to meet the expense commitments made in early 2006, subject to variances arising from market and foreign exchange movements.

Relative investment performance improved during the quarter and the company experienced positive net flows through both retail and institutional channels. Flows were driven primarily by sales from our fixed income, money market, and alternative asset class products, but also benefited from improved redemption rates.

Operating results reflect the building momentum of the business. Net operating margins were 32.6% for the quarter versus 31.9% in the first quarter and 24.4% in the same quarter of 2005.

The previously announced acquisition of PowerShares Capital Management, an Exchange-Traded Fund (ETF) provider, is scheduled to close in the third quarter. The ETFs offered by PowerShares will complement the fund lineup and expand the breadth of products we can offer to our clients through AIM Investments. PowerShares fund assets grew to $5.9 billion at June 30, 2006.


AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, AIM Trimark, Invesco Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Thursday, July 27, 2006, at 2:30 p.m. BST (9:30 a.m.
EDT), by dialing one of the following numbers: 1-517-268-4676 or 1-888-455-2053 for U.S. callers. An audio replay of the conference call will be available until Thursday, August 3, 2006, at 10:00 p.m. BST (5:00 p.m. EDT) by calling 1-203-369-3225 or 1-800-294-0988 for U.S. callers. The presentation slides that will be reviewed during the conference call will be available on AMVESCAP's Web site at www.amvescap.com.

                                                                 # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this release, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" and any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission ("SEC"). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                  AMVESCAP PLC
                          Consolidated Income Statement
      (Unaudited, in thousands, other than per share amounts and headcount)


                                                          Six Months Ended June 30,

                                                       2006                       2005                % Change
                                               ----------------------     ---------------------     --------------

  Revenues:
    Management                                           $1,245,963                 $1,084,261             14.9%
    Service and distribution                                268,583                    282,985             (5.1)%
    Other                                                    56,732                     60,666             (6.5)%
                                               ----------------------     ---------------------     --------------
  Total revenues                                          1,571,278                  1,427,912             10.0%
     Third-party distribution, service and
       advisory fees                                       (399,107)                  (342,360)            16.6%
                                               ----------------------     ---------------------     --------------

  Net revenues                                            1,172,171                  1,085,552              8.0%
                                               ----------------------     ---------------------     --------------

  Operating expenses:
    Compensation                                            504,809                    513,964             (1.8)%
    Marketing                                                71,714                     77,753             (7.8)%
    Property and office                                      54,025                     62,475            (13.5)%
    Technology/telecommunications                            62,164                     73,921            (15.9)%
    General and administrative                              101,121                     94,361              7.2%
                                               ----------------------     ---------------------     --------------
  Total operating expenses                                  793,833                    822,474             (3.5)%
                                               ----------------------     ---------------------     --------------

  Operating profit                                          378,338                    263,078             43.8%
  Investment income                                          10,676                      7,718             38.3%
  Other income/(loss)                                         3,444                     (3,822)             n/a
  Interest expense                                          (36,574)                   (44,568)           (17.9)%
                                               ----------------------     ---------------------     --------------

  Profit before taxation                                    355,884                    222,406             60.0%
  Taxation - U.K.                                           (37,404)                    (6,528)           473.0%
  Taxation - outside of the U.K.                            (92,776)                   (73,008)            27.1%
                                               ----------------------     ---------------------     --------------
  Profit after taxation                                     225,704                    142,870             58.0%
  Minority interests                                         (1,072)                      (522)           105.4%
                                               ----------------------     ---------------------     --------------
                                               ----------------------     ---------------------     --------------
  Profit for the period attributable to
    equity holders of the parent                           $224,632                   $142,348             57.8%
                                               ======================     =====================     ==============



  Earnings per share:
     ---basic                                                 $0.29                    $0.18
     ---diluted                                               $0.28                    $0.18
  Average shares outstanding:
     ---basic                                               787,019                   793,629
     ---diluted                                             807,473                   801,073

  Ending Headcount                                            5,485                     6,519

  Final dividends paid per share                             $0.098                    $0.091
  Final dividends paid                                      $80,308                   $74,981
  Interim dividends proposed per share                       $0.077                    $0.074
  Interim dividends proposed                                $63,656                   $59,137


                                  AMVESCAP PLC
                          Consolidated Income Statement
      (Unaudited, in thousands, other than per share amounts and headcount)

                                                  Q206            Q106             % Change          Q205            % Change
                                              -------------    ------------    -------------     ------------    -------------
Revenues:
  Management                                    $625,894         $620,069           0.9%           $542,479          15.4%
  Service and distribution                       132,957          135,626          (2.0)%           140,530          (5.4)%
  Other                                           29,434           27,298           7.8%             34,804         (15.4)%
                                              -------------    ------------    -------------     ------------    -------------

Total revenues                                   788,285          782,993           0.7%            717,813           9.8%
   Third-party distribution, service and
     advisory fees                              (200,233)        (198,874)          0.7%           (170,020)         17.8%
                                              -------------    ------------    -------------     ------------    -------------

Net revenues                                     588,052          584,119           0.7%            547,793           7.3%
                                              -------------    ------------    -------------     ------------    -------------

Operating expenses:
  Compensation                                   251,449          253,360          (0.8)%           259,081          (2.9)%
  Marketing                                       35,551           36,163          (1.7)%            38,166          (6.9)%
  Property and office                             26,985           27,040          (0.2)%            31,118         (13.3)%
  Technology/telecommunications                   30,099           32,065          (6.1)%            36,934         (18.5)%
  General and administrative                      52,266           48,855           7.0%             48,580           7.6%
                                              -------------    ------------    -------------     ------------    -------------
Total operating expenses                         396,350          397,483          (0.3)%           413,879          (4.2)%
                                              -------------    ------------    -------------     ------------    -------------
                                              -------------    ------------    -------------     ------------    -------------
Operating profit                                 191,702          186,636           2.7%            133,914          43.2%
Investment income                                  5,575            5,101           9.3%              3,553          56.9%
Other income/(loss)                                6,228           (2,784)          n/a              (2,324)          n/a
Interest expense                                 (19,318)         (17,256)         12.0%            (23,579)        (18.1)%
                                              -------------    ------------    -------------     ------------    -------------
                                              -------------    ------------    -------------     ------------    -------------
Profit before taxation                           184,187          171,697           7.3%            111,564          65.1%
Taxation - U.K.                                  (19,391)         (18,013)          7.7%             (4,646)        317.4%
Taxation - outside of the U.K.                   (47,359)         (45,417)          4.3%            (35,273)         34.3%
                                                               ------------    -------------     ------------    -------------
                                              -------------    ------------    -------------     ------------    -------------
Profit after taxation                            117,437          108,267           8.5%             71,645          63.9%
Minority interests                                  (376)            (696)        (46.0)%              (376)          n/a
                                              -------------    ------------    -------------     ------------    -------------
                                              -------------    ------------    -------------     ------------    -------------
Profit for the period attributable to
  equity holders of the parent                  $117,061         $107,571           8.8%            $71,269          64.3%
                                              =============    ============    =============     ============    =============


Earnings per share:
   ---basic                                          $0.15            $0.14                            $0.09
   ---diluted                                        $0.15            $0.13                            $0.09

Average shares outstanding:
   ---basic                                        783,232         790,847                           793,822
   ---diluted                                      803,961         810,317                           801,164

Ending Headcount                                     5,485           5,586                             6,519




                                  AMVESCAP PLC
                           Consolidated Balance Sheet
                            (Unaudited, in thousands)

                                                            June 30, 2006         December 31, 2005         June 30, 2005
                                                         ----------------------  ----------------------  ----------------------


Non-current assets
    Goodwill                                                       $4,344,949              $4,213,648              $4,225,081
    Intangible assets                                                  92,212                  98,971                 120,152
    Property and equipment                                            176,068                 180,044                 205,095
    Deferred sales commissions                                         67,574                  78,944                  95,330
    Deferred tax assets                                               152,171                 150,600                 132,125
    Investments                                                       188,540                 149,410                 165,677
                                                         ----------------------  ----------------------  ----------------------

                                                                    5,021,514               4,871,617               4,943,460
Current assets
    Trade and other receivables                                       993,948                 749,181                 769,956
    Investments                                                        85,322                  31,272                 129,564
    Assets held for policyholders                                   1,328,861               1,170,804                 944,806
    Cash and cash equivalents                                         487,139                 754,754                 436,498
                                                         ----------------------  ----------------------  ----------------------

                                                                    2,895,270               2,706,011               2,280,824

Total assets                                                        7,916,784               7,577,628               7,224,284
Current liabilities
    Current maturities of long-term debt                             (309,745)                (10,045)                    --
    Trade and other payables                                       (1,263,191)             (1,290,202)             (1,283,082)
    Policyholder payables                                          (1,328,861)             (1,170,804)               (944,806)
    Provisions                                                        (49,120)                (52,108)                (45,967)

                                                         ----------------------  ----------------------  ----------------------
                                                                   (2,950,917)             (2,523,159)             (2,273,855)

Non-current liabilities
     Long-term debt                                                  (977,295)             (1,212,191)             (1,176,248)
     Deferred tax liabilities                                         (23,511)                (43,496)                (32,621)
     Provisions                                                      (157,146)               (182,479)               (176,733)
                                                         ----------------------  ----------------------  ----------------------

                                                                   (1,157,952)             (1,438,166)             (1,385,602)

Total liabilities                                                  (4,108,869)             (3,961,325)             (3,659,457)

Net assets                                                         $3,807,915              $3,616,303              $3,564,827
                                                         ======================  ======================  ======================

Equity
    Share capital                                                     $82,426                 $81,811                $369,591
    Share premium                                                     135,714                  84,968               1,289,166
    Shares held by employee trusts                                   (569,426)               (413,473)               (433,442)
    Exchangeable shares                                               412,604                 431,778                 552,808
    Retained earnings                                                 797,450                 638,739                 622,183
    Other reserves                                                  2,944,647               2,789,187               1,161,648
                                                         ----------------------  ----------------------  ----------------------

    Equity attributable to equity holders of the parent             3,803,415               3,613,010               3,561,954
    Minority interests                                                  4,500                   3,293                   2,873
                                                         ----------------------  ----------------------  ----------------------

Total equity                                                       $3,807,915              $3,616,303              $3,564,827
                                                         ======================  ======================  ======================


                                  AMVESCAP PLC
                   Consolidated Statement of Changes in Equity
                            (Unaudited, in thousands)

                                                                      2006

                                                             -----------------------
December 31, 2005                                                       $3,616,303
Profit for the period attributable to equity holders of
  the parent                                                               224,632
Currency translation differences on investments in
                          overseas subsidiaries 147,859
                  Losses on available-for-sale assets (13,098)
                                                             -----------------------

Total recognized income and expense attributable to equity
  holders of the parent                                                    359,393
                                                             -----------------------

Total equity before transaction with owners                              3,975,696
Dividends                                                                  (80,308)
Share-based payment charge                                                  34,508
Issuance of new shares                                                      32,900
Increase in shares held by employee share ownership trusts
                                                                          (155,953)
Total amounts attributable to minority interests                             1,072
                                                             -----------------------
June 30, 2006                                                           $3,807,915
                                                             -----------------------



                                  AMVESCAP PLC
                        Consolidated Cash Flow Statement
                            (Unaudited, in thousands)

                                                                                                  Six Months Ended June 30,
                                                                                            --------------------------------------
                                                                                            ----------------- --- ----------------
                                                                                                  2006                 2005
                                                                                            -----------------     ----------------

Operating profit                                                                                  $378,338              $263,078
   Amortization and depreciation                                                                    33,186                42,167
   Interest paid, net of interest received and other investment income/losses                      (25,845)              (38,265)
   Taxation                                                                                       (126,766)              (50,994)
   Change in other assets and liabilities                                                         (325,810)              (18,009)
                                                                                            -----------------     ----------------
Net cash (outflow)/inflow from operating activities                                                (66,897)              197,977

Investing activities:
   Capital expenditures, net of sales                                                              (18,545)              (19,064)
   Purchase of long-term investments, net                                                          (50,447)               (3,574)
  Acquisitions                                                                                      (1,386)               (2,357)
                                                                                            -----------------     ----------------
Net cash outflow from investing activities                                                         (70,378)              (24,995)

Financing:
   Dividends paid                                                                                  (80,308)              (74,981)
   Net borrowings/(repayment of debt)                                                               64,000              (205,476)
   Purchase of shares                                                                             (155,953)                   --
   Issuance of new shares                                                                           31,738                   744
                                                                                            -----------------     ----------------
Net cash outflow from financing activities                                                        (140,523)             (279,713)

Decrease in cash and cash equivalents                                                             (277,798)             (106,731)
Foreign exchange                                                                                    10,183                (3,699)
Cash and cash equivalents, beginning of period                                                     754,754               546,928
                                                                                            -----------------     ----------------

Cash and cash equivalents, end of period                                                          $487,139              $436,498
                                                                                            =================     ================


                                      Notes


1.   Accounting policies
     The accounting policies applied to the information in the earnings release follow International Financial Reporting Standards in effect as of the date of this release and are consistent with those applied in the 2005 Annual Report. Refer to the 2005 Annual Report, available at www.amvescap.com, for a more detailed discussion of these policies. The accounting policies applied to the information in this earnings release are also consistent with those that are expected to be applied in the 2006 Annual Report.

     The interim financial information has been prepared under the measurement and recognition principles of IFRS as permitted by the Committee of European Securities Regulators and does not purport to be a complete or condensed set of interim financial statements in accordance with IAS 34, "Interim Financial Reporting".

2.   Taxation
     A significant proportion of the tax charge arose from U.S., U.K., and Canadian operations. The effective rate is 36.6% for the six months ended June 30, 2006 (the six months ended June 30, 2005: 35.8%).

3.   Earnings per share
     Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased and held by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

                                                                   Six Months Ended June 30, 2006
                                                 ---------------------------------------------------------------------
     (in thousands)                                  Profit for the period
                                                    attributable to equity      Number of shares          Per share
                                                     holders of the parent                                   amount
                                                 ----------------------------   -------------------  -----------------

     Basic earnings per share                                     $224,632               787,019              $0.29
                                                                                                     =================

     Dilutive effect of share-based awards                              --                20,454
                                                 ----------------------------   -------------------  -----------------

     Diluted earnings per share                                   $224,632               807,473              $0.28
                                                 ============================   ===================  =================

                                                                   Six Months Ended June 30, 2005
                                                 ---------------------------------------------------------------------
                                                 ---------------------------------------------------------------------
     (in thousands)                                  Profit for the period
                                                    attributable to equity      Number of shares          Per share
                                                     holders of the parent                                   amount
                                                                                                     -----------------
                                                 ----------------------------   -------------------  -----------------
     Basic earnings per share                                     $142,348               793,629              $0.18
                                                                                                     =================

     Dilutive effect of share-based awards                              --                 7,444
                                                 ----------------------------   -------------------  -----------------

     Diluted earnings per share                                   $142,348               801,073              $0.18
                                                 ============================   ===================  =================

4.   Acquisitions
     On January 23, 2006, AMVESCAP announced the signing of a definitive agreement to acquire PowerShares Capital Management LLC ("PowerShares"). The transaction, subject to certain conditions including approvals from the shareholders of the exchange traded funds sponsored by PowerShares, is expected to close in the third quarter of 2006. The initial purchase consideration is estimated to be $100 million, to be paid at closing based on PowerShares assets under management of greater than $5 billion. Additional consideration of up to a maximum of $630 million is payable in the future depending on the achievement of revenue growth targets.

     On July 24, 2006, AMVESCAP announced the signing of a definitive agreement to acquire WL Ross and Co. LLC. The initial purchase price consideration to be paid at closing is estimated to be $100 million. Additional consideration of between $30 million and $275 million is payable in the future depending upon the achievement of annual fund launch targets over the five years following the completion of the transaction. The transaction is expected to close in the fourth quarter of 2006.

5.   Dividends
     A final dividend in respect of the 2005 year of 5.5p per share (approximately $0.10 per share, or $80.3 million, at an exchange rate of $1.78 per (pound)1.00: $78.1 million for ordinary shares and $2.2 million for exchangeable shares) was approved at the Annual General meeting of shareholders on April 27, 2006. This dividend was accrued on that date, and a payment was made on May 4, 2006, to shareholders on the register on March 31, 2006.

     The Board has declared an interim dividend in respect of the 2006 year of $0.077 per share (2005: 4.0p or $0.074 per share), approximately $63.7 million based upon outstanding shares on June 30, 2006. The interim dividend will be paid on October 11, 2006, to shareholders on the register on September 8, 2006. The ex-dividend date for the dividend will be September 6, 2006.

6.   Statutory financial statements
     The financial information shown in this earnings release is unaudited and does not constitute statutory financial statements. The 2005 Annual Report, which was filed with the Registrar of Companies on May 31, 2006, includes an unqualified audit report in accordance with Section 235 of the Companies Act 1985. This audit report does not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

INDEPENDENT REVIEW REPORT TO AMVESCAP PLC

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises consolidated financial statements such as the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement, and the related notes 1 to 6. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.


Ernst & Young LLP
London
26 July 2006


                                  AMVESCAP PLC
                        Quarterly Assets Under Management

--------------------------------------------- ------------------ --- ------------------ --- ----------------- --- ------------------
(in billions)                                        Q206                   Q106                % Change                 Q205
--------------------------------------------- ------------------ --- ------------------ --- ----------------- --- ------------------
--------------------------------------------- ------------------ --- ------------------ --- ----------------- --- ------------------
Beginning Assets                                       $410.9                 $386.3                  6.4%                 $375.4
Inflows                                                  23.5                   23.1                  1.7%                   17.6
Outflows                                                (21.2)                 (21.6)                (1.9)%                 (23.3)
                                              ------------------     ------------------                           ------------------
                                              ------------------     ------------------                           ------------------
Net flows                                                 2.3                    1.5                 53.3%                   (5.7)
Net flows in money market funds and other                 2.2                    7.4                (70.3)%                   5.8
Market gains/reinvestment                                (6.2)                  15.3                 n/a                      0.5
Foreign currency                                          4.6                    0.4                 n/a                     (2.8)
                                              ------------------     ------------------                           ------------------
                                              ------------------     ------------------                           ------------------
Ending Assets                                          $413.8                 $410.9                  0.7%                 $373.2
                                              ==================     ==================                           ==================


Average long-term AUM                                   357.5                  347.7                  2.8%                  332.5
Average institutional money market AUM                   57.1                   53.6                  6.5%                   40.6
                                              ------------------     ------------------                           ------------------
                                              ------------------     ------------------                           ------------------
Average AUM                                            $414.6                 $401.3                  3.3%                 $373.1
                                              ==================     ==================                           ==================

Net revenue yield on AUM (annualized)(a)                56.7bps                58.2bps                                      58.7bps
Net revenue yield on AUM before performance
 fees (annualized)                                      55.5bps                54.9bps                                      57.7bps


                                                                                                                    Private Wealth
By channel: (in billions)                           Total                  Retail             Institutional           Management
--------------------------------------------- ------------------ --- ------------------ --- ----------------- --- ------------------

March 31, 2006                                         $410.9                 $202.9                 $191.1                 $16.9
Inflows                                                  23.5                   16.1                    6.2                   1.2
Outflows                                                (21.2)                 (15.2)                  (4.6)                 (1.4)
                                              ------------------     ------------------     -----------------     ------------------
                                              ------------------     ------------------     -----------------     ------------------
Net flows                                                 2.3                    0.9                    1.6                  (0.2)
Net flows in money market funds and other                 2.2                    0.8                    1.4                    --
Market gains/reinvestment                                (6.2)                  (5.5)                  (0.4)                 (0.3)
Foreign currency                                          4.6                    3.3                    1.3                    --
                                              ------------------     ------------------     -----------------     ------------------
                                              ------------------     ------------------     -----------------     ------------------
June 30, 2006                                          $413.8                 $202.4                 $195.0                 $16.4
                                              ==================     ==================     =================     ==================
                                              ==================     ==================     =================     ==================


------------------------------ ----------- -- ----------- --- ----------- -- ----------- -- ----------- -- ----------- -- ----------
                                                                 Fixed                         Money         Stable       Alter-
By asset class: (in billions)     Total         Equity          Income        Balanced        Market          Value       natives
------------------------------ ----------- -- ----------- --- ----------- -- ----------- -- ----------- -- ----------- -- ----------

March 31, 2006(b)                  $410.9         $188.3           $52.8          $41.2          $59.4          $46.1          $23.1
Inflows                              23.5            9.4             8.1            2.0            0.4            1.2            2.4
Outflows                            (21.2)         (11.8)           (4.4)          (2.4)          (0.7)          (0.6)         (1.3)
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
Net flows                             2.3           (2.4)            3.7           (0.4)          (0.3)           0.6            1.1
Net flows in money market
 funds and other                      2.2           --              --             --              2.2           --             --
Market gains/reinvestment            (6.2)          (5.5)            0.4           (1.0)           0.1           --            (0.2)
Foreign currency                      4.6            3.2             0.7            0.6           (0.1)          --             0.2
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
June 30, 2006                      $413.8         $183.6           $57.6          $40.4          $61.3          $46.7          $24.2
                               ===========    ===========     ===========    ===========    ===========    ===========    ==========


------------------------------------------------------------------------------------------------------------------------------------
  By client domicile: (in billions)              Total           U.S.          Canada         U.K.         Europe          Asia

------------------------------------------------------------------------------------------------------------------------------------
  March 31, 2006                                   $410.9          $248.1         $43.3          $56.8         $37.8          $24.9
  Inflows                                            23.5             8.8           0.9            3.0           7.3            3.5
  Outflows                                          (21.2)          (10.3)         (1.9)          (2.3)         (4.3)          (2.4)
                                            ---------------- -------------- ------------- ---------------------------- -------------
  Net flows                                           2.3            (1.5)         (1.0)           0.7           3.0            1.1
  Net flows in money market funds and other           2.2             1.9           0.2           --             0.1           --
  Market gains/reinvestment                          (6.2)           (2.3)         (1.7)          (1.4)         (0.3)          (0.5)
  Foreign currency                                    4.6            --             1.8            2.1           1.6           (0.9)
                                            ---------------- -------------- ------------- ---------------------------- -------------
                                            ---------------- -------------- ------------- ---------------------------- -------------
  June 30, 2006                                    $413.8          $246.2         $42.6          $58.2         $42.2          $24.6
                                            ================ ============== ============= ============================ =============



(a) Net revenue yield on AUM is equal to net revenue divided by average AUM.
(b)The asset class beginning balances were adjusted to reflect certain asset reclassifications.

                                  AMVESCAP PLC
                      Year-to-Date Assets Under Management

--------------------------------------------- ------------------ --- ---------------------- ---- ----------------
(billions)                                      June 30, 2006            June 30, 2005               % Change
--------------------------------------------- ------------------ --- ---------------------- ---- ----------------
--------------------------------------------- ------------------ --- ---------------------- ---- ----------------
Beginning Assets                                       $386.3                      $382.1                  1.1%
Inflows                                                  46.6                        34.8                 33.9%
Outflows                                                (42.8)                      (43.0)                (0.5)%
                                              ------------------     ----------------------
                                              ------------------     ----------------------
Net flows                                                 3.8                        (8.2)                 n/a
Net flows in money market funds and other                 9.6                        (1.4)                 n/a
Market gains/reinvestment                                 9.1                         4.4                  n/a
Foreign currency                                          5.0                        (3.7)                  n/a
                                              ------------------     ----------------------

Ending Assets                                          $413.8                      $373.2                 10.9%
                                              ==================     ======================


Average long-term AUM                                   352.2                       335.0                  5.1%
Average institutional money market AUM                   55.3                        41.0                 34.9%
                                              ------------------     ----------------------
                                              ------------------     ----------------------
Average AUM                                            $407.5                       376.0                  8.4%
                                              ==================     ======================

Net revenue yield on AUM (annualized)(a)                 57.5bps                   57.7bps
Net revenue yield on AUM before performance
 fees (annualized)                                       55.3bps                   57.0bps



                                                                                                                    Private Wealth
By channel: (billions)                              Total                  Retail             Institutional           Management
--------------------------------------------- ------------------ --- ------------------ --- ----------------- --- ------------------

December 31, 2005                                        $386.3                 $190.2               $179.8                   $16.3
Inflows                                                    46.6                   32.5                 11.7                     2.4
Outflows                                                  (42.8)                 (29.6)               (10.8)                   (2.4)
                                              ------------------     ------------------     -----------------     ------------------

Net flows                                                   3.8                    2.9                  0.9                     --
Net flows in money market funds and other                   9.6                   (0.2)                 9.8                     --
Market gains/reinvestment                                   9.1                    5.9                  3.1                     0.1
Foreign currency                                            5.0                    3.6                  1.4                     --
                                              ------------------     ------------------     -----------------     ------------------

June 30, 2006                                            $413.8                 $202.4               $195.0                   $16.4
                                              ==================     ==================     =================     ==================


                                                                 Fixed                         Money         Stable       Alter-
By asset class: (billions)        Total         Equity          Income        Balanced        Market          Value       natives
------------------------------ ----------- -- ----------- --- ----------- -- ----------- -- ----------- -- ----------- -- ----------

December 31, 2005(b)               $386.3        $177.1           $48.8          $40.4          $52.2          $45.7          $22.1
Inflows                              46.6          21.9            14.1            4.0            1.0            2.2            3.4
Outflows                            (42.8)        (25.7)           (7.0)          (5.0)          (1.6)          (1.6)          (1.9)
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
Net flows                             3.8          (3.8)            7.1           (1.0)          (0.6)           0.6            1.5
Net flows in money market
 funds and other                      9.6           --              --             --             9.6             --            --
Market gains/reinvestment             9.1           7.0             0.8            0.3            0.1            0.4            0.5
Foreign currency                      5.0           3.3             0.9            0.7            --              --            0.1
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
June 30, 2006                      $413.8        $183.6           $57.6          $40.4          $61.3          $46.7          $24.2
                               ===========    ===========     ===========    ===========    ===========    ===========    ==========


By client domicile: (in billions)               Total           U.S.          Canada          U.K.         Europe          Asia
------------------------------------------------------------------------------------------------------------------------------------

  December 31, 2005                              $386.3           $235.6          $42.2          $53.6         $32.0          $22.9
  Inflows                                          46.6             16.3            2.1            5.9          15.1            7.2
  Outflows                                        (42.8)           (20.2)          (4.3)          (4.7)         (8.7)          (4.9)
                                            --------------- -------------- -------------- ------------- -------------- -------------

  Net flows                                         3.8             (3.9)          (2.2)           1.2           6.4            2.3
  Net flows in money market funds and other         9.6              9.4            0.2            --            0.1           (0.1)
  Market gains/reinvestment                         9.1              5.1            0.6            1.0           1.9            0.5
  Foreign currency                                  5.0              --             1.8            2.4           1.8           (1.0)
                                            --------------- -------------- -------------- ------------- -------------- -------------

  June 30, 2006                                  $413.8           $246.2          $42.6          $58.2         $42.2          $24.6
                                            =============== ============== ============== ============= ============== =============


(a) Net revenue yield on AUM is equal to net revenue divided by average AUM.
(b) The asset class beginning balances were adjusted to reflect certain asset reclassifications.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  27 July, 2006                   By   /s/ Michael S. Perman
      -------------                        --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary